




EVRAZ

~~EVRAZ~~ HIGHVELD STEEL AND VANADIUM

Evraz Highveld Steel and Vanadium Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1960/001900/06)
Share code: EHS ISIN: ZAE000146171
("the Corporation" or "Evraz Highveld" or "the Group")



INTERIM REPORT

for the six months to 30 June 2010






Name changed to Evraz Highveld Steel and Vanadium Limited

Substantial actual loss of production vs planned production

Operating loss of R255 million (H1 2009: R65 million profit)

Headline earnings negative R138 million (H1 2009: positive R145 million)

Sales revenue increased from R1.9 billion (H1 2009) to R2.5 billion

Business remains challenging

Directors: B J T Shongwe *(Chairman)*, A S MacDonald *(Chief Executive Officer) (British)*, G C Baizini *(Italian)*, M Bhabha, C B Brayshaw, J W Campbell, Mrs B E de Beer, A V Frolov *(Russian)*, Mrs B Ngonyama, P M Surgey, P S Tatyanin *(Russian)* and T I Yanbukhtin *(Russian)*

Company Secretary: Mrs C I Lewis

Registered office:
Portion 93 of the farm
Schoongezicht No. 308 JS
District eMalahleni
Mpumalanga

PO Box 111
Witbank 1035

Tel: (013) 690 9911
Fax: (013) 690 9293

Transfer secretaries:
Computershare Investor Services (Proprietary) Limited
70 Marshall Street
Johannesburg

PO Box 61051
Marshalltown 2107

Tel: (011) 370 5000
Fax: (011) 688 5200



Chairman and CEO's Report

1. Recent developments

The name of the Corporation changed to Evraz Highveld Steel and Vanadium Limited on 19 July 2010. The new look of the Corporation is part of the global rebranding strategy of Evraz, the majority shareholder.

In the light of improved relations with the trade unions, the Corporation concluded its three-year house agreement in July 2010.

Evraz Highveld's comprehensive response relating to the enquiry into alleged price fixing of flat products was submitted to the Competition Commission during July 2010. The enquiry into long products was concluded during September 2009 when the Competition Commission confirmed to the Corporation that no irregular dealings of the Corporation were found. We will continue to provide full co-operation and assistance.

2. Operations

Cast steel and rolled product output for the first half of 2010 were both 24% lower than planned due to serious failures of oxygen supply by a third party. As a result, vanadium slag output was 6% lower than planned.

Steel

The casted steel output for the period increased by 25% to 355 504 tons compared to the same period last year and decreased by 12% compared to the second half of 2009.

A four-strand billet casting machine was refurbished and recommissioned during the period to augment the Corporation's product range.

Vanadium

A total of 28 633 tons of vanadium slag was produced with 3 945 tons of V in V_2O_5 for the period, compared to 18 280 tons, with 2 315 tons of V in V_2O_5 produced for the same period last year. Sales of vanadium slag increased by 56% for the first half of 2010 compared to the same period last year.

Production volumes of fines ore increased by 72% from the first half of 2009 to the same period this year, reflecting an improvement in demand for vanadium products. The sales volumes of fines ore for the first half of 2010 remained in line with the volumes of the second half of last year.

3. Key financials

A loss of R144 million was suffered for the period in comparison to a profit of R146 million for the same period last year. The loss is mainly attributable to increased costs. Cost of sales increased by 48% from H1 2009 to H1 2010. This increase is mainly due to increases in raw materials, energy, production consumables and repair costs.

Certain maintenance work, deferred from last year as part of the Corporation's cash containment strategy, was implemented during the period.

Average steel prices achieved during the first half of 2010 increased slightly by 6% compared to the same period last year, but then decreased by 5% compared to the second half of 2009.

The average FeV price has systematically improved from US$22.52 kg V during the first half of 2009 to US$27.53 kg V in the second half of 2009 and to US$30.74 kg V in the first half of 2010.

4. Markets

Global crude steel production increased by almost 30% in the first six months of 2010, with China retaining its dominant position. In South Africa crude steel production for the period increased by 23.6% in comparison to the same period last year. This is reflected in Evraz Highveld's domestic sales, which increased by 83% for this half-year compared to the first half of 2009.

The improvement in the domestic market enabled Evraz Highveld to reduce its export sales by 53% compared to the same period last year. Overall steel sales increased by 10% for the period.

5. Safety, health and environment

To be more in line with international practice, the Corporation's lost time injury frequency rate (LTIFR) will be based on 1 000 000 man hours worked instead of 200 000 man hours. The LTIFR for the period was 1.72. This compares with 1.99 for the same period last year and a final LTIFR for 2009 of 1.8.

The Corporation is committed towards compliance to the new air emissions standards set out in the new National Environmental Management: Air Quality Act, No. 39 of 2004 and is finalising the details of its emission abatement plan in conjunction with the Department of Environmental Affairs.

6. Transformation

Transformation has been identified as a key priority for the business, and in order to verify our status, the Corporation was recently externally assessed as being a Level 8 Contributor. In line with this priority, a Transformation Manager has been appointed to help drive this process. In addition, the Evraz Highveld eMalahleni Community Forum has been established as a vehicle through which all Socio-Economic Development projects will be managed.

7. Change in directorate

As a result of additional commitments, Mr James Campbell has tendered his resignation from the Evraz Highveld Board with effect from 26 August 2010. We thank James for his invaluable input during his period of directorship and, more specifically, when he acted as Chairman from May 2008 to October 2009. We wish James all the best with his new endeavours.

8. Prospects

Contrary to our optimistic view at the end of the first quarter, where we anticipated an increase in demand during the second half of 2010, it is now expected that both domestic steel prices and demand will weaken.

B J T Shongwe
(Chairman)

A S MacDonald
(Chief Executive Officer)

26 August 2010

Basis of preparation

The Group's interim condensed consolidated financial statements for the six months ended 30 June 2010 set out below have been prepared in accordance with the principal accounting policies of the Group, which comply with International Financial Reporting Standards (IFRS) and in the manner required by the Companies Act in South Africa and are consistent with those applied in the Group's most recent annual financial statements. These results are presented in terms of International Accounting Standards (IAS) 34 applicable to Interim Financial Reporting.

Significant accounting policies

(i) The Group has adopted the following new and revised Standards and Interpretations issued by the International Accounting Standards Board (the IASB) and the International Financial Reporting Interpretation Committee (IFRIC) of the IASB, that are relevant to its operations and effective for accounting periods beginning on 1 January 2010. These Standards had no impact on the results or disclosures of the Group.

- IFRS 2, Amended – Share-based Payments: Group cash-settled share-based payment transactions (effective from 1 January 2010)
- IFRS 3, Business Combinations (effective from 1 July 2009)
- IAS 27, Consolidated and Separate Financial Statements (effective from 1 July 2009)
- IAS 39, Financial Instruments: Recognition and Measurement – Eligible Hedged Items (effective from 1 July 2009)
- IFRIC 17, Distribution of Non-cash Assets to Owners (effective from 1 July 2009)
- IFRIC 18, Transfers to Assets from Customers (effective from 1 July 2009)
- Improvements to IFRS (issued April 2009 – effective mostly from 1 January 2010)

(ii) From January 2010, the Group changed its accounting policy for the valuation of scrap inventory from a cost formula where equal costs per ton were allocated to scrap and to prime steel, to a formula where scrap inventory is valued at the prevailing market price. It is not possible to apply this change in allocation retrospectively, therefore it has been done on all scrap produced from 1 January 2010.

(iii) The following Standards, amendment to the Standards and Interpretations, effective in future accounting periods have not been adopted in these financial statements:

- Improvements to IFRS (issued May 2010 – effective mostly from 1 July 2010)

The financial information has been reviewed by Ernst & Young Inc. whose unmodified review report is available for inspection at the Corporation's registered office.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	**Reviewed as at 30 Jun 2010 Rm**	Reviewed as at 30 Jun 2009 Rm	Audited as at 31 Dec 2009 Rm
ASSETS				
Non-current assets		**1 839**	2 000	1 884
Property, plant and equipment		**1 839**	1 952	1 884
Deferred tax asset		**–**	48	–
Current assets		**2 794**	2 681	3 013
Inventories		**1 146**	995	1 228
Trade and other receivables and pre-payments		**1 010**	618	711
Cash and short-term deposits	5	**638**	1 068	1 074
TOTAL ASSETS		**4 633**	4 681	4 897
EQUITY AND LIABILITIES				
Total equity		**2 930**	3 050	3 074
Non-current liabilities		**616**	652	712
Provisions		**498**	442	469
Deferred tax liability		**118**	210	243
Current liabilities		**1 087**	979	1 111
Trade and other payables		**836**	605	771
Interest-bearing loans and borrowings	5	**–**	–	2
Income tax payable		**72**	225	156
Provisions		**179**	149	182
TOTAL EQUITY AND LIABILITIES		**4 633**	4 681	4 897
Net cash		**638**	1 068	1 072
Net asset value – cents per share		**2 955**	2 968	3 101

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	**Reviewed for the three months ended 30 Jun 2010 Rm**	Reviewed for the three months ended 30 Jun 2009 Rm	**Reviewed for the six months ended 30 Jun 2010 Rm**	Reviewed for the six months ended 30 Jun 2009 Rm	Audited for the year ended 31 Dec 2009 Rm
Sale of goods		**1 316**	977	**2 539**	1 904	4 252
Revenue		**1 316**	977	**2 539**	1 904	4 252
Cost of sales		**(1 368)**	(904)	**(2 441)**	(1 650)	(3 578)
Gross (loss)/profit		**(52)**	73	**98**	254	674
Selling and distribution costs		**(72)**	(71)	**(132)**	(109)	(243)
Administrative expenses		**(80)**	(52)	**(195)**	(72)	(201)
Other operating expenses		**(27)**	(3)	**(26)**	(8)	(38)
Operating (loss)/profit		**(231)**	(53)	**(255)**	65	192
Finance costs		**(13)**	(16)	**(25)**	(33)	(61)
Finance income		**8**	16	**19**	49	73
(Loss)/Profit before tax		**(236)**	(53)	**(261)**	81	204
Income tax credit/(expense)	6	**109**	69	**117**	65	(41)
(Loss)/Profit for the period/year		**(127)**	16	**(144)**	146	163
		Cents	Cents	**Cents**	Cents	Cents
(Loss)/Earnings per share – basic and diluted		**(128.1)**	15.9	**(145.2)**	146.9	164.4

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Reviewed for the three months ended 30 Jun 2010 Rm	Reviewed for the three months ended 30 Jun 2009 Rm	**Reviewed for the six months ended 30 Jun 2010 Rm**	Reviewed for the six months ended 30 Jun 2009 Rm	Audited for the year ended 31 Dec 2009 Rm
(Loss)/Profit for the period/year	**(127)**	16	**(144)**	146	163
Other comprehensive (loss)/income:					
Exchange differences on translation of foreign operations	**(2)**	(35)	**-**	(45)	(37)
Total comprehensive (loss)/income for the period/year	**(129)**	(19)	**(144)**	101	126

HEADLINE EARNINGS PER SHARE

	Reviewed for the three months ended 30 Jun 2010 Rm	Reviewed for the three months ended 30 Jun 2009 Rm	**Reviewed for the six months ended 30 Jun 2010 Rm**	Reviewed for the six months ended 30 Jun 2009 Rm	Audited for the year ended 31 Dec 2009 Rm
Reconciliation of headline (loss)/earnings					
(Loss)/Profit for the period/year	**(127)**	16	**(144)**	146	163
Add after tax effect of:					
Net loss/(gain) on disposal and scrapping of property, plant and equipment	**6**	(2)	**6**	(1)	4
Headline (loss)/earnings	**(121)**	14	**(138)**	145	167
	Cents	Cents	**Cents**	Cents	Cents
(Loss)/Earnings per share – headline and diluted	**(122.0)**	13.5	**(139.2)**	146.3	168.1
	Million	Million	**Million**	Million	Million
Number of shares					
Ordinary shares in issue as at end date *†	**99.2**	99.2	**99.2**	99.2	99.2

** Rounded to nearest hundred thousand.*

† Agree to weighted average and diluted number of ordinary shares.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the period/year ended

	Issued capital and share premium Rm	Other capital reserves Rm	Retained earnings Rm	Total Rm
2009				
Balance at 1 January 2009	585	191	2 173	2 949
Profit for the period			130	130
Other comprehensive loss for the quarter		(10)		(10)
Balance at 31 March 2009 – Reviewed	585	181	2 303	3 069
Profit for the period			16	16
Other comprehensive loss for the quarter		(35)		(35)
Balance at 30 June 2009 – Reviewed	585	146	2 319	3 050
Loss for the period			(41)	(41)
Other comprehensive loss for the quarter		(2)		(2)
Balance at 30 September 2009 – Reviewed	585	144	2 278	3 007
Profit for the period			58	58
Other comprehensive income for the quarter		9		9
Balance at 31 December 2009 – Audited	585	153	2 336	3 074
2010				
Loss for the period			(17)	(17)
Other comprehensive income for the quarter		2		2
Balance at 31 March 2010 – Reviewed	**585**	**155**	**2 319**	**3 059**
Loss for the period			(127)	(127)
Other comprehensive loss for the quarter		(2)		(2)
Balance at 30 June 2010 – Reviewed	**585**	**153**	**2 192**	**2 930**

	Reviewed for the three months ended 30 Jun 2010 Cents	Reviewed for the three months ended 30 Jun 2009 Cents	**Reviewed for the six months ended 30 Jun 2010 Cents**	Reviewed for the six months ended 30 Jun 2009 Cents	Audited for the year ended 31 Dec 2009 Cents
Dividends per share					
Dividends declared and paid	**–**	–	**–**	–	–

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	**Reviewed for the six months ended 30 Jun 2010 Rm**	Reviewed for the six months ended 30 Jun 2009 Rm	Audited for the year ended 31 Dec 2009 Rm
Cash flows from operating activities				
Cash (used in)/generated by operations before tax paid		**(211)**	58	104
Income tax paid		**(83)**	(474)	(565)
Net cash used in operating activities		**(294)**	(416)	(461)
Cash flows from investing activities				
Proceeds from disposal of discontinued operations		**–**	–	164
Net additions to property, plant and equipment		**(110)**	(89)	(196)
Net cash used in investing activities		**(110)**	(89)	(32)
Cash flows from financing activities				
(Decrease)/Increase in short-term loans		**(2)**	–	2
Net cash (used in)/generated by financing activities		**(2)**	–	2
Effects of exchange rate changes on cash held in foreign currencies		**(30)**	(28)	(36)
Net decrease in cash and cash equivalents		**(436)**	(533)	(527)
Cash and cash equivalents at the beginning of the period/year		**1 074**	1 601	1 601
Cash and cash equivalents at the end of the period/year	5	**638**	1 068	1 074

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Companies Act and JSE Limited Listings Requirements

Compliance with the Companies Act, No. 61 of 1973, as well as the Listings Requirements of the JSE Limited has been maintained throughout the reporting periods.

2. Related party transactions

Steel sales to East Metals S.A. (a fellow subsidiary of Mastercroft Limited) amounted to R237 million (June 2009 YTD: R403 million) for the six months ended 30 June 2010. This constitutes 15% of total steel revenue for the period, compared to 14% for the year ended 31 December 2009.

3. Segment information

The Group is organised into business units based on their products and has two reportable segments, as follows:

Steelworks

The major products of the steel segment are magnetite iron ore, structural steel, plate and coil.

Vanadium

The major products of the vanadium segment are vanadium slag and ferrovanadium.

Vanadium slag is a waste product from the steelmaking process, and this slag is transferred from the Steelworks to the Vanadium plant, which then forms the input into the business of the vanadium business.

No operating segments have been aggregated to form the above reportable operating segments. Management monitors the operating results of its business units separately for the purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit.

The following tables present the revenue, operating profit and total assets information regarding the Group's operating segments:

	Reviewed for the three months ended 30 Jun 2010 Rm	Reviewed for the three months ended 30 Jun 2009 Rm	**Reviewed for the six months ended 30 Jun 2010 Rm**	Reviewed for the six months ended 30 Jun 2009 Rm	Audited for the year ended 31 Dec 2009 Rm
Revenue from the sale of goods					
Steelworks	**960**	770	**1 799**	1 411	3 208
Vanadium	**356**	207	**740**	493	1 044
Total	**1 316**	977	**2 539**	1 904	4 252

Intersegment revenue is eliminated on consolidation.

	Reviewed for the three months ended 30 Jun 2010 Rm	Reviewed for the three months ended 30 Jun 2009 Rm	**Reviewed for the six months ended 30 Jun 2010 Rm**	Reviewed for the six months ended 30 Jun 2009 Rm	Audited for the year ended 31 Dec 2009 Rm
Operating (loss)/profit					
Steelworks	**(370)**	(143)	**(511)**	26	1
Vanadium	**139**	90	**256**	39	191
Total	**(231)**	(53)	**(255)**	65	192

	Reviewed as at 30 Jun 2010 Rm	Reviewed as at 30 Jun 2009 Rm	Audited as at 31 Dec 2009 Rm
Total assets			
Steelworks	**4 239**	4 245	4 413
Vanadium	**394**	436	484
Total	**4 633**	4 681	4 897

4. Supplementary revenue information – Unaudited

		For the three months ended 30 Jun 2010	For the three months ended 30 Jun 2009	**For the six months ended 30 Jun 2010**	For the six months ended 30 Jun 2009	For the year ended 31 Dec 2009
Sales volumes of major products						
Total steel	Tons	**156 379**	197 441	**303 498**	275 176	580 943
Ferro-vanadium	Tons V	**1 366**	1 301	**3 116**	2 377	4 884
Vanadium slag	Tons V_2O_5	**493**	–	**1 875**	–	810
Fines ore	Tons	**147 664**	85 294	**285 965**	193 646	519 578
Weighted average selling prices achieved for major products						
Total steel	US$/t	**713**	521	**706**	545	621
Ferro-vanadium	US$/kg V	**30**	19	**27**	23	23
Vanadium slag	US$/kg V_2O_5	**7**	–	**6**	–	5
Fines ore	US$/t	**47**	14	**41**	6	24
Average R/$ exchange rate		**7.54**	8.48	**7.53**	9.95	8.43

5. Net cash

Net cash is calculated as follows:

	Reviewed as at 30 Jun 2010 Rm	Reviewed as at 30 Jun 2009 Rm	Audited as at 31 Dec 2009 Rm
Cash and cash equivalents	**638**	1 068	1 074
Bank overdraft included in other current liabilities	**–**	–	(2)
Net cash	**638**	1 068	1 072

6. Income tax

	Reviewed for the three months ended 30 Jun 2010 Rm	Reviewed for the three months ended 30 Jun 2009 Rm	**Reviewed for the six months ended 30 Jun 2010 Rm**	Reviewed for the six months ended 30 Jun 2009 Rm	Audited for the year ended 31 Dec 2009 Rm
South African					
Normal					
Current	**–**	(40)	**–**	(14)	35
Deferred	**(97)**	–	**(124)**	–	–
Non-South African					
Normal					
Current	**(12)**	(29)	**7**	(51)	6
Income tax expense	**(109)**	(69)	**(117)**	(65)	41

The period income tax expense is accrued using the estimated average annual effective income tax rate applied to the pre-tax income of the interim report.

7. Financial ratios – Unaudited

Current ratio	**2.57**	2.74	**2.57**	2.74	2.71
Market capitalisation – Rm	**7 783**	6 346	**7 783**	6 346	6 394

8. Contingent liabilities and guarantees

As required by the Mineral and Petroleum Resources Development Act, No. 28 of 2002 a guarantee amounting to R264 million before tax and R190 million after tax (2009: R235 million before tax and R169 million after tax) was issued in favour of the Department of Mineral Resources for the unscheduled closure of Mapochs Mine.

In terms of the Corporation's employment policies, certain employees could become eligible for post-retirement medical aid benefits at any time in the future prior to their retirement, subject to certain conditions. The potential liability, should they become medical scheme members in the future, is R39 million before tax and R28 million after tax (2009: R39 million before tax and R28 million after tax).

As required by certain suppliers of the Corporation, guarantees were issued in favour of these suppliers to the value of R8 million (2009: R8 million) in the event that the Corporation will not be able to meet its obligations to the suppliers.

9. Subsequent events

There have been no reportable events after the reporting period up to the date of this announcement.









